2001 ROSS AVENUE	AUSTIN
DALLAS, TEXAS	BAKU
75201-2980	DALLAS
214.953.6500	HOUSTON
FAX 214.953.6503	LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Sarah Rechter
214.953.6419
FAX 214.661.4419
sarah.rechter@bakerbotts.com
September 8, 2005
BY EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zix Corporation
Preliminary Proxy Statement
Ladies and Gentlemen:
     On behalf of Zix Corporation (“Zix”), we enclose for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) and proxy card relating to a special meeting of shareholders of Zix at which the shareholders are to act on a proposal to approve the issuance of up to 4,201,544 shares of common stock of Zix, par value $0.01 per share (the “Common Stock”), and related warrants to purchase up to an additional 1,386,507 shares of Common Stock that were sold to certain purchasers pursuant to a private placement transaction that closed on August 9, 2005. Pursuant to Rule 14a-6(i), no fee is required in connection with the filing of the Preliminary Proxy Statement.
     Zix contemplates mailing definitive copies of its proxy statement to its shareholders on or about September 22, 2005. Your assistance in helping Zix meet this schedule would be greatly appreciated. Further, if a determination is made that the enclosed Preliminary Proxy Statement will not be reviewed, please advise the undersigned (214.953.6419) of such determination as soon as practicable.
     If any questions should arise in the course of your review of the Preliminary Proxy Statement, please call the undersigned at (214) 953-6419. In addition, please send copies of all correspondence with Zix to the undersigned, Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201.
Very truly yours,
/s/ Sarah Rechter
Sarah Rechter

cc:	Ronald A. Woessner
Zix Corporation

David Emmons
Courtney York
Baker Botts L.L.P.